August 30, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Christine Allen, Staff Accountant
Don Abbott, Senior Staff Accountant

Re:	Tercica, Inc., File No. 000-50461 Form 10-K for the fiscal year ended December 31, 2006

Dear Mr. Rosenberg:

Tercica, Inc. (the “Company,” “we” or “us”) is electronically transmitting this letter to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff contained in the letter from the Staff dated August 1, 2007 (the “Comment Letter #2”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”).

Set forth below are responses to the Staff’s comments numbered 1 through 3, as set forth in the Comment Letter #2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Critical Accounting Policies and the Use of Estimates

Inventories, page 51

Securities and Exchange Commission

August 30, 2007

1.	Please confirm to us that you will include disclosures in future filings consistent with your response to prior comment two that due to the nature of your business and target market, levels of inventory in the distribution channel, changes in demand due to price changes from competitors and introduction of new products are not significant factors when estimating excess or obsolete inventory. Also confirm that you will include disclosures to clarify that your process for evaluating whether excess or obsolete inventory exists is not complex and does not require significant management judgment, and will discuss the primary factors management considers in its evaluation.

In response to the Staff’s comment, we respectively advise the Staff that we will include the requested disclosures in future filings.

Result of Operations, page 52

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005, page 52

Revenues, page 52

2.	Consistent with your response to prior comment four, please confirm to us that you will include information related to the reimbursement review process in future filings.

In response to the Staff’s comment, we respectively advise the Staff that we will include the requested information in future filings.

Notes to Financial Statements

Note 7. License and Collaboration Agreements and Related Party Transactions, page 80

Ipsen Collaboration, page 80

3.	We acknowledge your response to prior comment six however it appears that you have not addressed all of the requested information in our comment. Therefore we reissue the comment. For example, it appears that you have not addressed all of your significant rights and obligations under the agreement such as an obligation to participate in a joint finance committee and joint steering committee. Please provide us with a more detailed description, in disclosure-type format, of all significant rights and obligations under the agreements, including the performance period for each. Please clarify which elements of the contract you have identified as deliverables. Please clarify why you are unable to establish stand alone value for the delivered item or why is it not possible to establish objective evidence of fair value for any of the undelivered elements, and therefore have treated the license, the ongoing research and development activities and the manufacturing services obligation as a single unit of accounting. Please address the guidance in EITF 00-21. Please tell us the performance period of all deliverables and clarify how you estimated the performance period of 16 years for the upfront payment under the agreement. Tell us the contractual length of the license and collaboration agreement with Ipsen and reconcile the periods of your performance obligations with the length of the agreement.

In response to the Staff’s comment, we respectfully advise the Staff that under the terms of the Somatuline license and collaboration agreement (the “Somatuline Agreement”), the

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August 30, 2007

Company acquired exclusive rights under Ipsen’s patents and know-how to develop and commercialize Somatuline® Autogel® in the United States and Canada. Under this agreement, the Company will not receive any payments from Ipsen that impact the recognition of revenues. Further, the Company has no performance obligations or deliverables under the Somatuline® Agreement that impact the terms and conditions of the Increlex™ license and collaboration agreement (“Increlex™ Agreement”). In contrast, under the Increlex™ Agreement, the Company granted to Ipsen and its affiliates the exclusive right under the Company’s patents and know-how to develop and commercialize Increlex™, in connection with which the Company received an up-front fee and is entitled to receive milestone-based and other payments as described in detail below. Accordingly, the Increlex™ Agreement is the only agreement involving a revenue arrangement with multiple deliverables. Therefore, we have limited our response to the Staff’s comment to a discussion of the Increlex™ Agreement, which such discussion is organized into the following six topics: 1) the Company’s significant rights and obligations under the Increlex™ Agreement, 2) payments under the Increlex™ Agreement, 3) deliverables under the Increlex™ Agreement, 4) units of accounting, 5) performance period and 6) Joint Steering Committee and Joint Finance Committee participation.

Significant Rights and Obligations

Below is a brief description, in disclosure-type format, of the Company’s significant rights and obligations under the Increlex™ Agreement.

i.	License Payment:

The Company granted to Ipsen and its affiliates the exclusive right under the Company’s patents and know-how to develop and commercialize Increlex™ worldwide except the United States, Japan, Canada, Taiwan and certain of the countries in the Middle East and North Africa, as well as certain related rights, including the grant to Ipsen of a right of first negotiation for a period of six years to develop and commercialize, in Ipsen’s territory, other products subsequently acquired or owned by the Company in the field of endocrinology. The rights licensed to Ipsen (the “Licensed Rights”) also include improved products and combination products (subject to certain limitations imposed pursuant to the Company’s agreements with Genentech, Inc.) jointly developed by the parties or solely developed by the Company or Ipsen pursuant to the Increlex™ Agreement. In consideration of the Licensed Rights, Ipsen paid to the Company an upfront fee of €10.0 million ($12.5 million) in October 2006.

ii.	Milestone Payment:

Ipsen agreed to pay to the Company €15.0 million upon obtaining marketing authorization for Increlex™ in the European Union for the target label set forth under the Increlex™ Agreement (or for a label which provides access to an agreed upon number of patients). In August 2007, the Company obtained marketing authorization for Increlex™ in the European Union for the target label.

iii.	Royalty Payments:

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August 30, 2007

Ipsen agreed to pay to the Company royalties on a sliding scale from 15% to 25% of net sales in each country, depending on annual net sales. The royalties would be subject to reduction for the existence of market competition, lack of valid claims covering the product or third-party royalty payments, with a royalty floor for such reductions equal to the minimum royalty payable by the Company to Genentech, Inc. on such sales. The royalties accrue on a country-by-country basis in Ipsen’s territory upon the first commercial sale of a licensed product until the later of:

•	the expiry date of the last valid patent claim in such country;

•	the expiry date of the orphan drug status granted to the licensed product by regulatory authorities in such country;

•	the expiry date of the regulatory protection (if any) preventing any competitor to cross-refer any data of the marketing authorization files of the licensed product in such country; or

•	the date which is 15 years from first commercial sale.

We refer to the foregoing royalty period as the “Royalty Term” in this response letter.

iv.	Manufacturing and Supply:

The Company agreed to manufacture and supply Increlex™ to Ipsen (through its third-party manufacturers) for Ipsen’s clinical development needs at the Company’s cost and for Ipsen’s commercial needs at a per unit cost equal to 20% of the average net selling price in Ipsen’s territory, and the parties would agree on the manufacture and supply of any improved product or combination product.

v.	Product Development:

The Company was solely responsible for the completion of its ongoing development at its own cost with a view to obtaining the marketing authorization for the target label for Increlex™ in the countries of the European Union. The Company obtained the marketing authorization in August 2007. In addition, the Company is required to complete MS 301, a clinical study evaluating the efficacy and safety of the current formulation of Increlex™, and MS 308, a clinical study evaluating once-daily treatment with Increlex™ in children with primary insulin-like growth factor-1 deficiency.

The parties were required to use diligent efforts to negotiate an initial development plan for certain co-development activities within 180 days of the effective date of the agreement. No initial development plan was prepared and this obligation has expired for both parties. Either Ipsen or the Company may propose to the other party subsequent development plans encompassing development activities for any licensed product. If any such subsequent development plan is agreed upon, the parties would conduct such co-development jointly pursuant to such plan, in connection with which the Company would be responsible for 60% of the development costs relating to such plan while Ipsen would be responsible for the remaining 40%. In the event that the parties do not agree on any subsequent development plan for a licensed product, the party proposing such subsequent development plan may choose to fund and pursue the development activities on its own, with the other party having the right to opt-in at

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various time points during the development and through regulatory approval of such product by paying the other party an amount equal to a certain multiple of its allocated percentage of all past development expenses and sharing future expenses and profits with respect to such product.

vi.	Regulatory Affairs and Commercialization:

The Company was responsible for all regulatory affairs relating to obtaining the initial European Union marketing authorization, and Ipsen is responsible for regulatory affairs in all other countries of its territory and for all other indications. Upon obtaining marketing authorizations, the Company is required to appoint Ipsen as its agent to take over responsibilities of a marketing authorization holder in countries of Ipsen’s territory. The parties agreed to cooperate with each other in submission of data or documents and agreed to enter into a safety data exchange agreement to govern pharmacovigilance matters. Ipsen is solely responsible at its own cost for establishing resale pricing and acquiring reimbursement for Increlex™ in Ipsen’s territory. Ipsen is solely responsible and is obligated to use diligent efforts to commercialize Increlex™ in Ipsen’s territory. Specifically, Ipsen agreed to commit to an annual minimum sales requirement in each country. Ipsen’s failure to meet such minimum sales requirement for three consecutive years, or for two consecutive years if coupled with its failure to undertake and fund a certain level of promotional efforts, would give the Company the right to terminate the Increlex™ Agreement with respect to such country.

vii.	Termination Rights:

The Increlex™ Agreement is effective on a product-by-product and country-by-country basis until the expiration of the Royalty Term with respect to such product in such country (as set forth below, we estimate the Royalty Term to be 16 years). Upon expiration of the Royalty Term with respect to a given Increlex™ product, in a given country, Ipsen will be granted a fully paid-up, irrevocable and perpetual non-exclusive license under the Company’s patents and know-how and trademarks with respect to such Increlex™ product. The Increlex™ Agreement may be terminated by either party for the other party’s uncured material breach or insolvency. Subject to certain conditions, the Company may terminate the Increlex™ Agreement if Ipsen elects not to exercise its opt-in rights with respect to a subsequent development plan and/or fails to pay the Company the relevant opt-in payment amount unless Ipsen does elect to opt-in. Ipsen may terminate the Increlex™ Agreement in the event that certain of the Company’s upstream licenses terminate. In addition, if Ipsen undergoes a change of control and the acquiring entity is a pharmaceutical company with products that compete with those of the Company in any country, the Company has the right to terminate the license. If such change of control does not involve a competitor, the Company also has the right to terminate the license, but in that event, the Company would be required to pay to Ipsen the fair market value of Increlex™ in Ipsen’s licensed territory as measured at that time by a third-party valuation expert.

viii.	Governance:

Please see the discussion under the heading, “Joint Steering Committee and Joint Finance Committee” below. As set forth in more detail under that heading, we do not believe that participation on either the Joint Steering Committee (the “JSC”) or the

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August 30, 2007

Joint Finance Committee (the “JFC”) is a substantive deliverable, and have included a discussion of the JSC and the JFC directly as a result of the Staff’s specific request to address the JSC and JFC in the context of the Company’s significant rights and obligations under the Increlex™ Agreement.

Payments under the Increlex™ Agreement

Other than the research and development cost sharing described under the heading “Significant Rights and Obligations—v. Product Development” above, the only payments provided for under the Increlex™ Agreement are as follows: 1) the up-front payment for the Licensed Rights, 2) the regulatory milestone payment, 3) royalty payments and 4) payments for manufacturing services.

In response to the Staff’s comment, we advise the Staff that we have applied the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (Issue No. 00-21) to determine whether the performance obligations under the Increlex™ Agreement should be accounted for as a single unit or as multiple units of accounting. Related to the payments described above, we believe that there are three substantive deliverables in the arrangement: 1) the Licensed Rights, 2) research and development activities, and 3) contract manufacturing services to manufacture Increlex™. The fees earned by the Company upon achievement of the regulatory milestone (i.e., the initial European Union marketing authorization), as well as any future royalties are considered performance bonuses under Issue No. 00-21 that are contingent only upon the successful achievement of future events.

Deliverables

The specifics of the three deliverables are as follows:

i.

The Licensed Rights deliverable: Ipsen made an upfront, nonrefundable cash payment of €10.0 million ($12.5 million) to the Company in connection with the execution of the Increlex™ Agreement. The term of the Licensed Rights ends when the Royalty Term expires, which we estimate to be 16 years. As stated above, the Royalty Term is defined in the Increlex™ Agreement as the period commencing on the first commercial sale of a licensed product in a specific country and ending upon the later of 1) the expiry date of the last valid patent claim in such country, 2) the expiry date of the orphan drug status granted to the licensed product by the regulatory authorities in such country, 3) the expiry date of the regulatory protection (if any) preventing any competitor to cross-refer any data of the marketing authorization files of the licensed product in such country, and 4) the date which is 15 years from the first commercial sale. Upon execution of the Agreement, we anticipated initial marketing approval in the European Union by early 2007 (such approval in the European Union was actually received in August 2007). We further anticipated that Increlex™ would be launched in all of the member countries of the European Union within six to 12 months of receiving such approval. Because the Increlex™ product is the only licensed product currently in existence and in development under the Increlex™ Agreement, and because our obligations with respect to the Increlex™ product could extend for as long as 16 years under the Increlex™ Agreement, based on our current best

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estimate of the duration of such obligations we have established the Royalty Term as 16 years.

ii.	Research and development deliverable: We were responsible, at our own cost and expense, for completing all development activities with a view to obtaining marketing authorization for the target label provided for under the Increlex™ Agreement in the countries of the European Union. In addition, we are responsible for conducting all clinical, non-clinical and regulatory activities the conduct of which is a condition upon which such marketing authorization is granted. We are also responsible, at our own cost and expense, for the completion of MS 301 and MS 308. Our research and development activities from the time of signing of the Increlex™ Agreement until approval of Increlex™ in the European Union consisted of responding to questions from European Union regulatory authorities, performing several new analyses of clinical data, completing development of an antibody assay, analytical development and validation for release test methods, and additional product characterization. These activities culminated upon the completion of the European Union marketing authorization process in August 2007. We expect to complete the clinical studies for MS 301 and MS 308 in the second half of 2008 and second quarter of 2008, respectively.

iii.

Contract manufacturing services to manufacture Increlex™ deliverable: We are obliged to manufacture Increlex™ throughout the term of the license (i.e., the Royalty Term), unless earlier terminated by Ipsen. However, upon a failure on the part of the Company to supply Increlex™ to Ipsen, Ipsen has the right to terminate the manufacturing and supply agreement with the Company and to begin the manufacture of Increlex™ on its own. Further, after the fifth anniversary of the execution of the Increlex™ Agreement, Ipsen is only required to purchase 80% of its Increlex™ requirements for countries in the European Economic Area from the Company (i.e., at that time, Ipsen has the right to obtain the manufacturing know-how and manufacture a portion of its Increlex™ needs itself, or have Increlex™ manufactured by third parties).

Units of Accounting

At the inception of the Increlex™ Agreement, the Company delivered the Licensed Rights and the undelivered items were the research and development deliverables and the manufacturing services. In consideration of paragraph 9 of Issue No. 00-21, the Company believes that the Licensed Rights do not have value on a standalone basis to Ipsen without the completion of the research and development and the provision of manufacturing services. Specifically, the Licensed Rights have diminished value to Ipsen without our research and development activities in support of the Ipsen regulatory filings and continued clinical studies as described above and without us providing the manufacturing know-how and commitment to manufacture and supply Increlex™. In addition, the Licensed Rights cannot be transferred by Ipsen to a third party without these other two elements (i.e., without the Company agreeing to provide the research and development activities or manufacturing Increlex™ for, or transferring the manufacturing know-how to that other party). We cannot establish standalone value for the Licensed Rights deliverable and therefore the Licensed Rights cannot be accounted for as a separate unit of accounting.

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Furthermore, we do not receive separate funding for the research and development deliverable described above. The only consideration for the research and development deliverable is within the upfront fee and the milestone payment. Since the research and development services are unique, and we have not offered these unique services in the past, we believe that we could not establish objective and reliable evidence of fair value for this element.

Lastly, while we believe that companies frequently can establish objective and reliable evidence of fair value for manufacturing services, unlike the typical cost plus manufacturing services arrangements in our industry, the price to be paid by Ipsen to us is determined by multiplying the Ipsen average net selling price by 20%. This is not a common pricing practice in our industry, and since we could not reliably determine Ipsen’s average net selling price, and hence our supply price at present, we could not establish objective and reliable evidence of fair value for the manufacturing deliverable. Since we could not establish objective and reliable evidence of fair value for this element at the execution of the Increlex™ Agreement, we believe that we cannot separate this undelivered element of this arrangement from the delivered element and account for the manufacturing services as a separate unit of accounting.

Considering the above analysis, the Company concluded that the license, research and development and manufacturing deliverables should be accounted for as a combined unit of accounting.

Performance Period

As stated above, at the time of the execution of the Increlex™ Agreement, we had anticipated approval in the European Union by early 2007, and we further anticipated that Increlex™ would be launched in all of the member countries of the European Union within six to 12 months of receiving such approval. Given that the Increlex™ Agreement expires 15 years after first commercial sale on a country-by-country basis, and that we estimated the first commercial sales to take place in the member countries of the European Union in approximately one year from the date of the execution of the Increlex™ Agreement, we estimated the performance period of the Increlex™ Agreement to be 16 years. Due to the fact that both the Licensed Rights and the manufacturing obligation culminate at the end of the Royalty Term of the Increlex™ Agreement, we believed it was appropriate to establish the performance period for revenue recognition to be commensurate with the Royalty Term. Since we are obligated to manufacture and supply up to the termination of the Increlex™ Agreement, unless earlier terminated by Ipsen, we have determined that the appropriate amortization for the up-front fee will be over this estimated performance period. The amortization period of 16 years will be reviewed and the estimate may be revised as commercial sale in each member country commences. Adjustments to this amortization period are not expected to have any significant impact on the revenues recognized from the Increlex™ Agreement or on our financial statements since we are currently recognizing the up-front payment of $12.5 million over 16 years (i.e., less than $800,000 per year in revenue) related to this fee.

Joint Steering Committee and Joint Finance Committee

We respectively advise the Staff that it is our view that participation on either the JSC or JFC is not a substantive deliverable or obligation.

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The JSC acts as a consultative and governance body for the purpose of (a) providing a forum to (i) share information related to Increlex™, product improvements, combination products and potentially other products, their manufacture, supply and marketing and (ii) facilitate cooperation and coordination between the parties as they exercise their respective rights and meet their respective obligations under the Increlex™ Agreement; (b) designing and monitoring the implementation of an initial development plan; and (c) designing and monitoring the implementation of any subsequent development plans. Each party has the right to propose a subsequent development plan, but there is no obligation on either party to participate. In the event a party does not agree with and does not want to participate in a proposed subsequent development plan, the proposing party may decide unilaterally to perform the subsequent development plan on their own, and the other party has the right to opt-in at a later time, if it so chooses. Further, the JSC has no veto or other approval rights with respect to non-joint development plans.

The JSC would meet at least twice per calendar year for so long as any subsequent development plans are being jointly developed by the parties. In the event one party solely carries out development under a subsequent development plan, the JSC would meet once per calendar year, unless otherwise mutually agreed only to review 1) the subsequent development plan and material modifications thereto, 2) implementation thereof and progress, and 3) opt-in information during the opt-in notice period as set forth in the terms of this Increlex™ Agreement.

The JFC responsibilities include oversight of accounting and finance to review: 1) each party’s development costs; 2) net sales, milestone payments and royalty payments; and 3) the results of any completed audits conducted in accordance with the terms of the Increlex™ Agreement. The JFC will meet as appropriate but at least quarterly to review these items. In addition to the foregoing, in the event one party solely conducts any subsequent development plan, the JFC shall meet to review the pre opt-in development costs during the opt-in notice period after receipt of the opt-in information.

The term “deliverable” is not clearly defined in either Issue No. 00-21 or other accounting literature. However, it is generally understood that a deliverable may be an obligation to provide goods or deliver services, a right or license to use an asset, or a vendor performance obligation bargained for as part of the arrangement. It is our view that the inclusion or exclusion of the JSC or JFC activities in the Increlex™ Agreement would not have caused the arrangement consideration to vary by a significant amount, nor was separate consideration identified solely for participation in the JSC or JFC activities. In addition, there are no contractual penalties specifically provided for in the Increlex™ Agreement for failure to participate in the JSC or JFC activities. Although there is not a clear definition of a “deliverable”, we assume that a deliverable should be deemed a significant part of an arrangement, and, without it, the nature of an arrangement would change. As a result, we believe that the JSC and JFC activities are not deliverables in and of themselves, but were created to govern the interaction that occurs surrounding the “deliverables” outlined above, if any, and general interactions between Ipsen and the Company.

*            *            *            *

The Company further acknowledges that:

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•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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August 30, 2007

We hope that the foregoing adequately responds to the Comment Letter #2. Please do not hesitate to call me at (650) 624-4914 if you would like to discuss these issues further.

Very truly yours,

/s/ Ajay Bansal
Ajay Bansal
Chief Financial Officer

cc:

John A. Scarlett, M.D.

Stephen N. Rosenfield

Tercica, Inc.

Suzanne Sawochka Hooper

Chadwick Mills

Cooley Godward Kronish LLP

Frances D. Schulz

Ernst & Young LLP